UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               GENAERA CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.002 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36867G100
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                                 (CUSIP Number)


                                Mitchell D. Kaye
                         Xmark Opportunity Partners, LLC
                        301 Tresser Boulevard, Suite 1320
                               Stamford, CT 06901
                                 (203) 653-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 16, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO.   36867G100
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   United States

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     Number of                          7)  Sole Voting Power:       10,166,776*
                                        ----------------------------------------
     Shares Beneficially                8)  Shared Voting Power:
                                        ----------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:  10,166,776*
                                        ----------------------------------------
     Person With:                      10)  Shared Dispositive Power:
                                        ----------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    10,166,776*
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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      9.7%*

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14)  Type of Reporting Person (See Instructions):  IA

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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Genaera Corporation, a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.


As of March 16, 2007, Opportunity LP held 1,911,910 common shares, $0.002 par value per share (the "Common Shares"), of the Company, and warrants to purchase up to 1,262,253 Common Shares of the Company at an exercise price of $0.6101 per share and up to 75,000 Common Shares of the Company at an exercise price of $3.15 per share. As of March 16, 2007, Opportunity Ltd held 3,643,672 Common Shares of the Company and warrants to purchase up to 2,467,235 Common Shares of the Company at an exercise price of $0.6101 per share and up to 75,000 Common Shares of the Company at an exercise price of $3.15 per share. As of March 16, 2007, JV Partners held 4,611,194 Common Shares of the Company and warrants to purchase up to 165,000 Common Shares of the Company at an exercise price of $3.15 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

Based upon information set forth in the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 14, 2007, there were 104,653,298 Common Shares of the Company issued and outstanding as of March 9, 2007. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 10,166,776 Common Shares of the Company, or 9.7% of the Common Shares of the Company deemed issued and outstanding as of March 16, 2007.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.002 per share (the "Common Shares"), of Genaera Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5110 Campus Drive, Plymouth Meeting, PA 19462.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners"), whose principal address is 301 Tresser Boulevard, Suite 1320, Stamford, CT 06901. Opportunity Partners is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners" and, together with Opportunity LP and Opportunity Ltd, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. The Funds are engaged in the investment in property of all kinds, including, without limitation, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. None of Opportunity Partners, the Funds, Mr. Kaye or Mr. Cavalier ever has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none ever has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it/he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Kaye and Cavalier are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the Common Shares and warrants on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 4.   Purpose of Transaction.
          ----------------------

          The Funds acquired Common Shares of the Company or the right to acquire Common Shares of the Company reported on this Schedule 13D because Opportunity Partners believes that the Common Shares are undervalued and represent an attractive investment opportunity. Opportunity Partners intends to pursue discussions with the Company's management and its Board of Directors with respect to the Company's current direction, strategy and philosophy, including actions which might be taken by the Company to maximize shareholder value.

          The Company recently retained Banc of America Securities LLC as its financial advisor to assist in its review of "strategic alternatives". While Opportunity Partners is unaware of the particular strategic alternatives being considered by the Company, two common alternatives for a company with this profile are potentially troubling: a reverse merger and/or a reverse split. Opportunity Partners believes that neither of these options would be in the best interests of the Company or its shareholders and -- if either is being pursued -- Opportunity Partners believes that the Board of Directors should cease its pursuit of these strategic alternatives. Opportunity Partners intends to correspond with the Board, in a cooperative manner, in order to illustrate why it believes that, in this case, doing less may be far superior to doing more.

          Opportunity Partners believes that the Company should focus its resources on the development of MSI-1436, which Opportunity Partners believes has great promise as an anti-obesity compound as well as meaningful potential in several other indications. Opportunity Partners believes that the balance of the Company's pipeline offers meaningful upside potential with relatively little financial or managerial burden. The Company's anti-IL9 antibody (MEDI-528) for the treatment of asthma is being developed and fully funded by MedImmune, Inc. Opportunity Partners believes that MEDI-528 holds great promise as an anti-asthmatic therapy and should -- over time -- return meaningful dividends to the Company in the form of milestone and royalty payments. Another of the Company's products, LOMUCIN(TM), is currently in Phase II trials for cystic fibrosis and is being partially funded by Cystic Fibrosis Foundation
Therapeutics, Inc. LOMUCIN(TM) may offer the Company and its shareholders significant upside with limited financial and managerial risk.

          Opportunity Partners believes that progress in the development of any of these core compounds, along with thoughtful investor and public relations efforts, should generate meaningful value for the holders of the Common Shares of the Company. As long as management continues to exercise fiscal responsibility, Opportunity Partners believes that the Company's present cash position should be sufficient to allow it to achieve a much higher valuation. Opportunity Partners is planning, to the best of its ability, to persuade the management of the Company to follow the above-outlined direction.

          In addition to the foregoing, Opportunity Partners intends to evaluate closely the performance of the Common Shares of the Company, including, without limitation, the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Opportunity Partners may, from time to time, evaluate various options in order to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Opportunity Partners may take such actions on behalf of the Funds as it deems appropriate, including, without limitation, (i) engaging in further discussions with management and the Board of Directors of the Company, (ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company held by the Funds, and/or (v) seeking to make a significant equity investment in the Company.

          Other than as described above in this Item 4, Opportunity Partners does not have any present plans or intentions which relate to, or would result in, any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 14, 2007, there were 104,653,298 Common Shares of the Company issued and outstanding as of March 9, 2007.

          As of March 16, 2007, Opportunity LP held 1,911,910 Common Shares of the Company, and warrants to purchase up to 1,262,253 Common Shares of the Company at an exercise price of $0.6101 per share and up to 75,000 Common Shares of the Company at an exercise price of $3.15 per share. As of March 16, 2007, Opportunity Ltd held 3,643,672 Common Shares of the Company and warrants to purchase up to 2,467,235 Common Shares of the Company at an exercise price of $0.6101 per share and up to 75,000 Common Shares of the Company at an exercise price of $3.15 per share. As of March 16, 2007, JV Partners held 4,611,194 Common Shares of the Company and warrants to purchase up to 165,000 Common Shares of the Company at an exercise price of $3.15 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 10,166,776 Common Shares of the Company, or 9.7% of the Common Shares of the Company deemed issued and outstanding as of March 16, 2007.

          During the sixty (60) days on or prior to March 16, 2007, the below-listed transactions in the Common Shares of the Company, or securities exercisable for Common Shares of the Company, were consummated by the persons referenced in Item 2. More specifically, all of the below-listed transactions in the Common Shares of the Company were effected by the Funds in ordinary brokerage transactions and all of below-listed warrants were acquired by the Funds in private transactions.


               Number of                        Purchase Price
   Date        Shares          Security Type    per Share         Exercise Price
   ----        ---------       -------------    --------------    --------------

  3/15/07      1,000,000       Common Shares       $0.4650               n/a
  3/15/07        170,000       Common Shares       $0.4638               n/a
  3/14/07        355,900       Common Shares       $0.4612               n/a
  3/13/07        131,637       Common Shares       $0.4486               n/a
  3/12/07        600,000       Common Shares       $0.4217               n/a
  3/12/07        137,000       Common Shares       $0.4201               n/a
   3/9/07        250,000       Common Shares       $0.3805               n/a
   3/8/07        250,000       Common Shares       $0.3876               n/a
   3/7/07          5,362       Common Shares       $0.3700               n/a
   3/6/07        250,000       Common Shares       $0.3891               n/a
   3/6/07         80,426       Common Shares       $0.3800               n/a
   3/5/07        151,000       Common Shares       $0.3774               n/a
   3/5/07        111,000       Common Shares       $0.3709               n/a

   3/2/07         53,000       Common Shares       $0.3900               n/a
  2/28/07        130,071       Common Shares       $0.3807               n/a
  2/26/07      3,000,000       Common Shares       $0.4450               n/a
  2/26/07        442,400       Common Shares       $0.4117               n/a
  2/23/07      2,400,000       Common Shares       $0.3844               n/a
  2/23/07      2,131,136       Warrants            $0.0825           $0.6101
  2/22/07         85,000       Common Shares       $0.3482               n/a
  2/22/07        275,000       Common Shares       $0.3439               n/a
  2/21/07        151,010       Common Shares       $0.3204               n/a
  2/21/07      1,598,352       Warrants            $0.0700           $0.6101
  2/20/07        137,970       Common Shares       $0.3193               n/a


          Except for the transactions listed above, none of the persons referenced in Item 2 traded securities of the Company during the sixty (60) days on or prior to March 16, 2007.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between any person or entity referenced in Item 2, on the one hand, and any other person or entity, on the other hand.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 22, 2007                                XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:      /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).